UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): July 25, 2008

CLECO CORPORATION
(Exact name of registrant as specified in its charter)

Louisiana	**1-15759**	**72-1445282**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2030 Donahue Ferry Road	
Pineville, Louisiana	**71360-5226**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (**318**) **484-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03   **Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.**

On July 25, 2008, the Board of Directors of Cleco Corporation (the "Company") amended the Company's Bylaws to state that all regular meetings of the Board of Directors (other than the annual meeting) shall be held on the last Friday in January, July and October, except as otherwise provided by resolution of the board of directors. Prior to the amendment, regular meetings of the Board of Directors (other than the annual meeting) were held on the fourth Friday in January and on the third Friday after the first Monday in the months of July and October. The text of the amendment is filed as Exhibit 3.1 to this Current Report.

Item 9.01   **Financial Statements and Exhibits**

The following exhibit is filed herewith:

3.1   Text of the Amendment to the Bylaws of Cleco Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CLECO CORPORATION

Date: July 28, 2008   By: /s/ R. Russell Davis
                                            R. Russell Davis
                                            Vice President, Chief Accounting
                                            Officer, and Interim CFO

EXHIBIT INDEX

Exhibit Number	Exhibit Description
3.1	Text of the Amendment to the Bylaws of Cleco Corporation.